300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 30, 2013
Via EDGAR and Federal Express

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Kevin L. Vaughn, Accounting Branch Chief
Gary Newberry, Staff Accountant
Jay Webb, Reviewing Accountant

Re:     Sensata Technologies Holding N.V.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 8, 2013
File No. 1-34652

Gentlemen:

On behalf of Sensata Technologies Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, please find below the Company's responses to the comment letter to Ms. Martha Sullivan, President and Chief Executive Officer, dated May 17, 2013, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). The numbered paragraphs below set forth the Staff's comments together with the Company's responses. Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

(Benefit from)/provision for income taxes, page 44

1.
We note the disclosure here as well as the details of your tax provision and the tax rate reconciliation on page 91 in Note 9 to your financial statements. In future filings, please expand your Management's Discussion and Analysis disclosures to address all material timing and

Hong Kong London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission
May 30, 2013

reconciling items impacting your tax expense, to clearly indicate the impact each item had on your total tax expense and to discuss the underlying causes of the items. Identify any known trends for these items that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303(a) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and will, in future filings, in accordance with the disclosure requirements of Item 303(a) of Regulation S-K, expand its Management's Discussion and Analysis disclosures to address all material timing and reconciling items impacting its tax expense, to clearly indicate the impact each item had on the Company's total tax expense and to discuss the underlying causes of the items. In addition, the Company will identify any known trends for these items that are reasonably likely to result in its liquidity increasing or decreasing in any material way.

Capital Resources, page 51

2.
You have disclosed at page 52 you have a $250 million share buyback program that will be funded by available cash and cash flows from operations. However, we note the restrictions you refer to in Note 8 of your financial statements and also noted the restricted net assets and cash balances held by the parent company disclosed in the Schedule I included in the filing. Please revise your future filings to explain how the noted restrictions impact your financial condition and ability to fund any share repurchases under your buyback program. Please also disclose any material cash balances held by your foreign subsidiaries. Include your proposed revisions to future disclosures in your filing as part of your response. Refer to Item 303(a) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and will, in future filings, in accordance with the disclosure requirements of Item 303(a) of Regulation S-K, revise its Capital Resources disclosures in Management's Discussion and Analysis to explain how the noted restrictions impact the Company's financial condition and ability to fund any share repurchases under its buyback program, and to disclose any material cash balances held by its foreign subsidiaries.

In future filings, the Company will provide additional disclosure similar to the following:

"We held cash and cash equivalents of $413.5 million at December 31, 2012 and $92.1 million at December 31, 2011, of which $260.6 million at December 31, 2012 and $33.6 million at December 31, 2011 was held in the Netherlands, $77.2 million at December 31, 2012 and $11.9 million at December 31, 2011 was held by U.S. subsidiaries, and $75.7 million at December 31, 2012 and $46.6 million at December 31, 2011 was held by other foreign subsidiaries. The amount of cash and cash equivalents held in the Netherlands and in our U.S. and other foreign subsidiaries fluctuates throughout the year due to a variety of factors, including the timing of cash receipts and disbursements in the normal course of business."

"As discussed in Note [ ], “Debt,” of our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the credit agreement and Senior Notes Indenture contain covenants that limit the ability of STBV and certain of its subsidiaries to, among other things, incur subsequent

Securities and Exchange Commission
May 30, 2013

indebtedness, sell assets, make capital expenditures, pay dividends and make other restricted payments. These covenants, which are subject to important exceptions and qualifications set forth in the credit agreement and Senior Notes Indenture, were taken into consideration in establishing our share buyback program. We do not believe that the covenants will prevent us from funding share repurchases under our existing buyback program with available cash and cash flows from operations."

Notes to Consolidated Financial Statements, page 71

Note 20 - Unaudited Quarterly Data, page 126

3.
We note your disclosures on page 44 of the release of the tax valuation allowance on certain deferred tax assets in the fourth quarter of 2012. Describe the effects of this and any other unusual or infrequently occurring items in your quarterly data in future filings. Refer to Item 302(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and will, in future filings, in accordance with the disclosure requirements of Item 302(a)(3) of Regulation S-K, describe the effects of the release of the tax valuation allowance on certain deferred tax assets, as well as any other material unusual or infrequently occurring items in its unaudited quarterly data disclosure.

We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.

cc:	Martha Sullivan
Jeffrey Cote
Sensata Technologies Holding N.V.